U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

Commission File Number: 000-16008

                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K  [X] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended:     NOVEMBER 30, 2004

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

   For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
-------------------------------

                            DIAMANT ART CORPORATION.
                            ------------------------
                             Full Name of Registrant

                           A.R.T. INTERNATIONAL, INC.
                           --------------------------
                            Former Name if Applicable

                              5-7100 Warden Avenue
                              --------------------
            Address of Principal Executive Office (Street and Number)

                        Markham, Ontario, L3R 8B5 Canada
                        --------------------------------
                            City, State and Zip Code

PAR II - RULES 12b-25(b) and (c)
--------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE
--------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.


Management's inability to obtain the necessary business information required to complete the Company's audited financial statements has caused delay in completion of the Company's financial statements and the delivery of the report of the independent accountants relating to the Company's financial statements for the fiscal year ended November 30, 2004. As a result of this delay, the Company is unable to file its annual report on Form 20-F within the prescribed time period without unreasonable effort or expense.

In addition, as reported in its Form 6-K filed on May 16, 2005, the Company engaged Danziger & Hochman CA of Toronto, Ontario, Canada as its new independent accounting firm since its prior independent accounting firm was not registered with the Public Company Accounting Oversight Board (CPAOB). Due to its recent engagement, Danziger & Hochman CA has not been able to complete its audit of the Company's financial statements and deliver its report for the fiscal year ended November 30, 2004 without unreasonable effort or the Company incurring unreasonable expense. A copy of Danziger & Hochman CA's statement in support thereof is attached hereto.






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


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.


         Michel van Herreweghe           800                  278-4723
         ---------------------           ---                  ---------
         (Name)                      (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


--------------------------------------------------------------------------------
                             DIAMANT ART CORPORATION
                             -----------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 31, 2005                              By: /s/ Michel Van Herreweghe
                                                   -----------------------------
                                                   Michel Van Herreweghe
                                                   Chairman

                                                   (Principal Executive Officer)

                       [Letterhead of Danziger & Hochman]



May 31, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington. DC 20549 U.S.A.

Dear Sir:

RE:      Diamant Art Corporation - Form 12b-25 Notification of Late Filing

As reported in its Form 6-K filed on May 16, 2005, Danziger & Hochman CA (D&H) was only recently engaged by Diamant Art Corporation (Company) as its independent accounting firm. Due to our recent engagement, D&H has not been able to complete its audit of the Company's financial statements dated as of November 30, 2004 nor deliver our report for the fiscal year ended November 30, 2004 without unreasonable effort or the Company incurring unreasonable expense.

This statement has been prepared in accordance with the requirements of Rule 12b-25(c) and will be attached to the Form 12b-25 Notification of Late Filing which the Company intends to file with respect to its Form 20-F due on May 31, 2005.

Should you have any  questions  please do not hesitate to contact us.


Yours very truly,

DANZIGER & HOCHMAN CA


/s/ David Danziger

David Danziger